Nasdaq Regulation

Nasdaq

Eun Ah Choi
Vice President
Listing Qualifications

January 10, 2022

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on January 10, 2021, The Nasdaq Stock Market LLC (the "Exchange") received from Broad Capital Acquisition Corp (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

Units, each consisting of one share of Common Stock, par value $0.000001,
and one Right to acquire 1/10 of one share of Common Stock

Shares of Common Stock

Rights included as part of the Units

We further certify that the securities described above have been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking effectiveness of the Form 8-A 12(b) concurrently with effectiveness of its 1933 Act Registration Statement, and we hereby join in such request.

Sincerely,

Eun Ah Choi